Exhibit 99.1

St. John's, NL – September 28, 2023

FORTIS INC. TO HOLD TELECONFERENCE AND WEBCAST ON

OCTOBER 27 TO DISCUSS THIRD QUARTER 2023 RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its third quarter 2023 financial results on Friday, October 27, 2023. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern) during which David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's third quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, https://www.fortisinc.com/investor-relations/events-and-presentations.

Those members of the financial community in North America wishing to ask questions during the call are invited to participate toll free by calling 1.888.886.7786 while those outside of North America can participate by calling 1.416.764.8658. Please dial in 10 minutes prior to the start of the call. No passcode is required.

An archived audio webcast of the teleconference will be available on the Corporation's website and will be available two hours after the conclusion of the call until November 27, 2023. Please call 1.877.674.7070 or 1.416.764.8692 and enter passcode 107521#.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2022 revenue of $11 billion and total assets of $64 billion as at June 30, 2023. The Corporation's 9,200 employees serve utility customers in five Canadian provinces, 10 U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com